EXHIBIT (a)(5)(P)



                        [SIMON PROPERTY GROUP INC. LOGO]


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Simon Contacts:                                                            Westfield Contacts:
Investors                     Media
Shelly Doran                  George Sard/Paul Caminiti/Hugh Burns         Katy Dickey
Simon Property Group, Inc.    Citigate Sard Verbinnen                      Westfield America
317/685-7330                  212/687-8080                                 310/445-2407
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            MICHIGAN FEDERAL COURT UPHOLDS SIMON'S RIGHT TO CHALLENGE
                         TAUBMAN FAMILY'S VOTING RIGHTS

                VOTING RIGHTS OF SERIES B PREFERRED STOCK REMAIN
                           SUBJECT TO LEGAL CHALLENGE

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     INDIANAPOLIS, January 22, 2003 - Simon Property Group, Inc. (NYSE: SPG)
announced today that a Michigan federal court has ruled that Simon has a viable legal claim that the Taubman family's one-third voting position in Taubman Centers, Inc. (NYSE: TCO) was obtained without a shareholder vote in violation of Michigan law.

     Judge Victoria Roberts in the United States District Court of the Eastern District of Michigan ruled that the Taubman family's claimed blocking position in the company may be challenged by SPG at a hearing on March 21, 2003 on the grounds that the family's "group" voting power was obtained without shareholder approval under the Michigan Control Share Acquisitions Act (also known as the "shareholder equity act"). At the March 21 hearing, SPG will also be allowed to press its claim that the Taubman's family's Series B Preferred Stock was improperly acquired in breach of fiduciary duties owed to the company's public shareholders.

     In her written ruling issued today, Judge Roberts stated that while the 1998 issuance of preferred stock to the Taubman family was in technical compliance with the Michigan statute, SPG has alleged sufficient facts "from which the Court could infer that Robert Taubman and the Taubman Family acted in concert with many other shareholders to acquire a 33.6% controlling block of shares which constituted a `control share acquisition.'" Therefore, the court denied Taubman's motion to dismiss SPG's claim that "Robert Taubman, the Taubman Family and those persons who entered into Voting Agreements with Robert Taubman constituted a group and that their aggregation of shares was a `control share acquisition.'"

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     Following the court's ruling, the entire 33.6% voting control the family purports to wield is subject to being legally invalidated.

     SPG and Westfield America, Inc., the U.S. subsidiary of Westfield America Trust (ASX: WFA), issued the following joint statement in response to the court's decision:

     "SPG and Westfield are pleased that the Michigan court's ruling allows
SPG to proceed with its challenge to the validity of the voting rights the Taubman family claims to hold in the company. If, as SPG has requested, those rights are invalidated, then the public shareholders who own approximately 99% of TCO will be able to accept the $20 per share all cash offer for their shares, representing a 50% cash premium, free from the Taubman family's purported blocking position."

     As previously announced, the tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, February 14, 2003. The complete terms and conditions of the offer are set forth in the Offer to Purchase and the Letter of Transmittal, which are on file with the SEC and available from the information agent, MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212)-929 5500 (collect). Merrill Lynch & Co. is acting as financial advisor to SPG and Westfield America, Inc. and is the Dealer Manager for the Offer. Willkie Farr & Gallagher is acting as legal advisor to SPG and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Westfield America, Inc. Simpson Thacher & Bartlett is acting as legal advisor to Merrill Lynch & Co.

About Simon Property Group

Headquartered in Indianapolis, Indiana, Simon Property Group is a real estate investment trust engaged in the ownership and management of income-producing properties, primarily regional malls and community shopping centers. Through its subsidiary partnerships, it currently owns or has an interest in 243 properties containing an aggregate of 183 million square feet of gross leasable area in 36 states, as well as eight assets in Europe and Canada and ownership interests in other real estate assets. Additional Simon Property Group information is available at http://about.simon.com/corpinfo/index.html.

About Westfield America, Inc.

Westfield America, Inc. is a United States subsidiary of Westfield America Trust (ASX: WFA), the second-largest property trust listed on the Australian Stock Exchange. WFA owns a majority interest in the Westfield America portfolio of 63 centres, branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to more than 8,400 specialty stores and encompass 64 million square feet in the states of California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.

                                      # # #

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Important Information

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any TCO shares, and is not a solicitation of a proxy. Simon Property Group and Simon Property Acquisitions, Inc., a wholly owned subsidiary of Simon Property Group, filed a tender offer statement on Schedule TO with the Securities and Exchange Commission on December 5, 2002 (as amended), with respect to the offer to purchase all outstanding shares of TCO common stock. Investors and security holders are urged to read this tender offer statement as amended, the preliminary proxy statement filed December 16, 2002 (as amended), and any other proxy statement relating to the tender offer because they will contain important information. Each such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement and other documents filed by SPG with the Commission at the Commission's web site at: http://www.sec.gov. The tender offer statement, any proxy statement and any related materials may also be obtained for free by directing such requests to MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212)-929-5500 (collect) or via email to proxy@mackenziepartners.com.

Forward-looking statements

This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.